Industrial Human Capital, Inc.

501 Brickell Key Drive, Suite 300

Miami, FL 33131

October 18, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance
Office of Trade and Services

U.S. Securities & Exchange Commission
100 F Street, NE

Washington, D.C. 20549

RE:	Industrial Human Capital, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-255594) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. EST on October 19, 2021, or as soon thereafter as practicable.

Very truly yours,

Industrial Human Capital, Inc.

By:	/s/Scott W. Absher
Name: Scott W. Absher
Title: Chief Executive Officer